Exhibit 99.1

Republic to Make US$5.25 Million Investment in INX and Enter into Collaboration Agreement as Part of Strategic Partnership to Maximize Growth of the Global Digital Asset Industry

INX and Republic Join Forces to Build Critical Blockchain-Based Infrastructure, Improve Existing Trading Solutions and Expand Asset Tokenization for Primary & Secondary Markets

TORONTO, June 19, 2023 /PRNewswire - The INX Digital Company, Inc. (NEO Canada: INXD, INXATS: INX, OTCQB: INXDF) (“INX”), a US-regulated broker-dealer, ATS, and transfer agent, announced today that Republic (“Republic”), a global financial firm operating a digital merchant bank and a network of investment platforms, has entered into an agreement with INX (the “Investment Agreement”) pursuant to which it will invest US$5.25 million in INX at an approximate US$50 million pre-money valuation (the “Transaction”). Following completion of the investment, Republic will own approximately 9.5% of the issued and outstanding shares of INX.

Concurrently, INX and Republic have entered into a collaboration agreement (the “Collaboration Agreement”) pursuant to which the parties will seek to expand the breadth and depth of tokenization infrastructure and access to digital assets for investors worldwide.

In addition, at the closing of the Transaction, Republic and INX have committed to enter into a non-binding term sheet, which contemplates a transaction in which Republic will acquire 100% of INX common equity at a valuation of up to US$120 million, pursuant to a plan of arrangement.

The partnership between Republic and INX is built on a foundation of shared values and a commitment to the democratization of finance across global markets. By combining their expertise and resources in both TradFi (traditional finance) and DeFi (decentralized finance), both companies are poised to introduce a wide-range of compliant solutions that cater to both primary and secondary markets, while also building the underlying retail-focused infrastructure to support the needs of a booming digital economy.

The collaboration between Republic Group and INX represents a pivotal moment in the evolution of finance. Through their synergistic partnership, the two leading fintech firms aim to expedite the democratization of finance, bring a wider range of investment products to the retail public, boost financial inclusion and participation, and stimulate economic growth.

“Our goal is to nurture and grow the global token economy by establishing the necessary infrastructure to not only support its operations, but to also curate an investment experience that excites investors from all over the world,” said Shy Datika, CEO of INX.

“Through our collaboration with Republic as a strategic investor, we are creating a fertile environment for both traditional and digital assets to thrive.”

“This investment signifies the dawn of a new era in finance,” said Kendrick Nguyen, CEO of Republic. “By integrating INX’s digital trading infrastructure for financial markets with Republic’s expertise in primary distribution, we are redefining the way capital is raised and empowering both institutional and retail investors globally.”

Investment Agreement Summary

Pursuant to the terms of the Investment Agreement, the consideration payable by Republic under the Transaction will be a combination of cash and shares. . The closing of the Transaction is expected to take place within 60 days, subject to regulatory approvals.

Collaboration Agreement Summary

Pursuant to the terms of the Collaboration Agreement, the parties will seek to democratize finance, enable wider access to investment opportunities and stimulate economic growth, including through:

●	INX offering tokenized asset services (including but not limited to security tokens and tokenized shares) to Republic’s portfolio of companies and listing them for secondary market trading on the INX ATS which is available 24/7/365

●	integration of INX’s comprehensive, end-to-end trading and conversion solutions for cryptocurrency assets like Bitcoin, Ethereum, and stablecoins into the Republic ecosystem

●	integration of Republic’s FX broker-dealer capabilities into INX’s platform

●	listing of the Republic Note for trading on the INX ATS

●	integration of the INX trading platform with the Republic Wallet

Copies of the Investment Agreement and Collaboration Agreement will be filed on the Company’s profile at www.Sedar.com. For more information about INX and its novel trading and capital-raising financial instruments for enterprises and companies worldwide, visit https://www.inx.co/.

About INX:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With the combination of traditional markets expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and a disciplined regulatory approach.

About The INX Digital Company, Inc. INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which we raised US$84 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating two regulated trading platforms for blockchain assets, INX’s interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the future. For more information, please visit the INX Group website here.

About Republic

Headquartered in New York City, Republic is a global financial firm operating an enterprise-focused digital merchant bank and a network of multi-jurisdictional retail-focused investment platforms. Backed by Valor Equity Partners, Galaxy Interactive, Morgan Stanley, Hashed, AngelList and other leading institutions, Republic boasts a portfolio of over 1500 companies and a community of nearly 3M members from over 100 countries. More than $2 billion has been deployed through investment platforms, funds, and firms within the Republic family of companies. Republic has established operations in the US, the UK, the UAE, South Korea, and Singapore.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to, the continuous development of the INX trading platform, the completion of the transactions described herein, the offering of non- deliverable cryptocurrency forwards, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

Neo Exchange is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, contact: The INX Digital Company, Inc.

Investor Relations

+1 855 657 2314

Email: investorrelations@inx.co

3